EXHIBIT 21.0

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Multilink Technology Corporation Israel Ltd.	Israel
Vitesse International Holdings, SRL	Barbados
Vitesse International, Inc.	Barbados
Vitesse Semiconductor Canada Corporation	Canada
Vitesse Semiconductor Corporation A/S	Denmark
Vitesse Semiconductor GmbH & Co. KG	Germany
Vitesse Semiconductor Japan Corporation	Japan
Vitesse Semiconductor Deutschland GmbH	Germany
Vitesse Semiconductor (India) PVT Ltd	India
Vitesse Semiconductor Beteilig & Verw.GmbH	Germany